UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report
(Date of earliest event reported):

April 23, 2009
_____

THERMO FISHER SCIENTIFIC INC.

(Exact name of Registrant as specified in its Charter)

Delaware	1-8002	04-2209186
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

81 Wyman Street Waltham, Massachusetts	02451
(Address of principal executive offices)	(Zip Code)

(781) 622-1000
(Registrant's telephone
number including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

This Current Report on Form 8-K contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 2008, under the caption "Risk Factors," which is on file with the Securities and Exchange Commission and available in the "Investors" section of our Website under the heading "SEC Filings." Important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; general worldwide economic conditions and related uncertainties; dependence on customers' capital spending policies and government funding policies; the effect of exchange rate fluctuations on international operations; use and protection of intellectual property; the effect of changes in governmental regulations; the effect of laws and regulations governing government contracts; the effect of competing with certain of our customers and suppliers; and the effect of rapid changes in the healthcare industry. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Current Report on Form 8-K.

Item 2.02   Results of Operations and Financial Condition

On April 23, 2009, the Registrant announced its financial results for the fiscal quarter ended March 28, 2009. The full text of the press release issued in connection with the announcement is attached as Exhibit 99.1 to this Form 8-K and incorporated herein by reference.

The information contained in this Form 8-K (including Exhibit 99.1) shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01   Financial Statements and Exhibits

(c)   Exhibits

The following Exhibit relating to Item 2.02 shall be deemed "furnished", and not "filed":

99.1   Press Release dated April 23, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on this 23rd day of April, 2009.

THERMO FISHER SCIENTIFIC INC.

By: /s/ Peter E. Hornstra
     Peter E. Hornstra
     Vice President and Chief Accounting Officer

News

Exhibit 99.1

FOR IMMEDIATE RELEASE

Media Contact Information:
Karen Kirkwood
Phone: 781-622-1306
E-mail: karen.kirkwood@thermofisher.com
Website: www.thermofisher.com

Investor Contact Information:
Ken Apicerno
Phone: 781-622-1294
E-mail: ken.apicerno@thermofisher.com

Thermo Fisher Scientific Reports 2009 First Quarter Results;

Updates Guidance for 2009

WALTHAM, Mass. (April 23, 2009) – Thermo Fisher Scientific Inc. (NYSE: TMO), the world leader in serving science, reported that revenues decreased 12% to $2.26 billion in the first quarter of 2009, compared with $2.55 billion in the 2008 quarter. These results reflect the negative impact of foreign currency translation, which lowered revenues by 5%. Acquisitions, net of divestitures, had no material effect on revenues for the quarter. GAAP diluted earnings per share (EPS) were $0.35 in 2009, versus $0.53 in the year-ago period. GAAP operating income for the 2009 quarter was $190.1 million, compared with $290.4 million in 2008, and GAAP operating margin was 8.4%, compared with 11.4% a year ago. Prior-year results have been restated to reflect the new accounting rules concerning convertible debt and the calculation of earnings per share that took effect at the beginning of 2009.

Adjusted EPS declined 15% to $0.62 in the first quarter of 2009, versus $0.73 in the 2008 quarter. Adjusted operating income for the 2009 quarter decreased 22% versus 2008 results, and adjusted operating margin declined 200 basis points to 15.5%, compared with adjusted operating margin of 17.5% in the 2008 period.

Adjusted EPS, adjusted operating income, adjusted operating margin and free cash flow are non-GAAP measures that exclude certain items detailed later in this press release under the heading “Use of Non-GAAP Financial Measures.”

Quarterly Snapshot

- Revenues decreased 12%
- Adjusted EPS declined 15%
- Generated record free cash flow of more than $310 million
- Significant new products launched to address customer needs for advanced analytical performance and improved productivity in a range of applications
- New food-safety solutions leverage breadth of portfolio to meet growing demand for melamine and salmonella testing

“The tough economy had a significant impact on our results for the first quarter, particularly in our instrumentation and equipment businesses,” said Marijn E. Dekkers, president and chief executive officer of Thermo Fisher Scientific. “Our customers are clearly delaying their capital purchases in the current environment. In addition, our revenue growth was affected by considerable foreign currency exchange headwinds. On a positive note, we generated record free cash flow of more than $310 million for the quarter. This underscores the strength of our company, even in these unprecedented times, and gives us the ability to invest for the future.

“We are focused on a combination of cost control and strategic investment that will allow us to emerge from this recession an even stronger industry leader. We continue to drive operational productivity through our company-wide practical process improvement program, and are rationalizing our global footprint where it makes sense.

“At the same time, we are investing in opportunities that will lead to growth in the longer term. We introduced a number of innovative new products during the quarter to provide our customers with advanced analytical performance and more productive workflows. We are also strengthening our presence in growth markets – for example, China, which continues to invest in consumer product safety, environmental quality and infrastructure. In addition, we have ramped up our commercial activities to capitalize on opportunities tied to global economic stimulus programs.”

Dekkers added, “With the global economy showing little sign of improvement at this point in the year, we are lowering our revenue guidance for 2009 by $400 million, to a range of $9.6 to $9.9 billion. This would result in a 6% to 9% decline in revenues from our strong performance in 2008. We are also lowering our adjusted EPS guidance for the year by $.20, to a range of $2.80 to $3.10. This revised estimate would lead to a 1% to 11% decline in adjusted EPS, compared with our 2008 adjusted EPS of $3.13.” (The 2009 guidance does not include any future acquisitions or divestitures, and is based on present currency exchange rates. In addition, the adjusted EPS estimate excludes amortization expense for acquisition-related intangible assets and certain other items detailed later in this press release under the heading “Use of Non-GAAP Financial Measures.”)

Management uses adjusted operating results to monitor and evaluate performance of the company’s business segments.

Analytical Technologies Segment

Revenues in the Analytical Technologies Segment declined 14% in the first quarter of 2009 to $939 million, compared with 2008 revenues of $1.09 billion. Adjusted operating income decreased 24% in the first quarter of 2009, and adjusted operating margin decreased to 18.5%, versus 2008 results of 21.0%.

Laboratory Products and Services Segment

In the Laboratory Products and Services Segment, revenues declined 9% in the first quarter of 2009 to $1.42 billion, compared with 2008 revenues of $1.57 billion. Adjusted operating income decreased 20% in the first quarter of 2009, and adjusted operating margin decreased to 12.3%, versus 2008 results of 13.9%.

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including adjusted EPS, adjusted operating income and adjusted operating margin, which exclude restructuring and other costs/income and amortization of acquisition-related intangible assets. Adjusted EPS also excludes certain other gains and losses, tax provisions/benefits related to the previous items, benefits from tax credit carryforwards, the impact of significant tax audits or events and discontinued operations. We exclude the above items because they are outside of our normal operations and/or, in certain cases, are difficult to forecast accurately for future periods. We also use a non-GAAP measure, free cash flow, which excludes operating cash flows from discontinued operations and deducts net capital expenditures. We believe that the use of non-GAAP measures helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts the company’s performance, especially when comparing such results to previous periods or forecasts.

For example:

We exclude costs and tax effects associated with restructuring activities, such as reducing overhead and consolidating facilities. We believe that the costs related to these restructuring activities are not indicative of our normal operating costs.

We exclude certain acquisition-related costs, including charges for the sale of inventories revalued at the date of acquisition. We exclude these costs because we do not believe they are indicative of our normal operating costs.

We exclude the expense and tax effects associated with the amortization of acquisition-related intangible assets because a significant portion of the purchase price for acquisitions may be allocated to intangible assets that have lives of 5 to 20 years. Our adjusted EPS estimate for 2009 excludes approximately $.89 of expense for the amortization of acquisition-related intangible assets for acquisitions completed through the first quarter of 2009. Exclusion of the amortization expense allows comparisons of operating results that are consistent over time for both our newly acquired and long-held businesses and with both acquisitive and non-acquisitive peer companies.

We also exclude certain gains/losses and related tax effects, benefits from tax credit carryforwards and the impact of significant tax audits or events (such as the one-time effect on deferred tax balances of enacted changes in tax rates), which are either isolated or cannot be expected to occur again with any regularity or predictability and that we believe are not indicative of our normal operating gains and losses. For example, we exclude gains/losses from items such as the sale of a business or real estate, gains or losses on significant litigation-related matters, gains on curtailments of pension plans, the early retirement of debt and debt facilities, and discontinued operations.

We also report free cash flow, which is operating cash flow, net of capital expenditures, and also excludes operating cash flows from discontinued operations to provide a view of the continuing operations' ability to generate cash for use in acquisitions and other investing and financing activities.

Thermo Fisher's management uses these non-GAAP measures, in addition to GAAP financial measures, as the basis for measuring the company's core operating performance and comparing such performance to that of prior periods and to the performance of our competitors. Such measures are also used by management in their financial and operating decision-making and for compensation purposes.

The non-GAAP financial measures of Thermo Fisher's results of operations and cash flows included in this press release are not meant to be considered superior to or a substitute for Thermo Fisher's results of operations prepared in accordance with GAAP. Reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures are set forth in the accompanying tables. Thermo Fisher's earnings guidance, however, is only provided on an adjusted basis. It is not feasible to provide GAAP EPS guidance because the items excluded, other than the amortization expense, are difficult to predict and estimate and are primarily dependent on future events, such as acquisitions and decisions concerning the location and timing of facility consolidations.

Conference Call

Thermo Fisher Scientific will hold its earnings conference call today, April 23, at 8:30 a.m. Eastern time. To listen, dial (866) 793-1301 within the U.S. or (703) 639-1307 outside the U.S., and use conference ID 1212657. You may also listen to the call live on our Website, www.thermofisher.com, by clicking on "Investors." You will find this press release, including the accompanying reconciliation of non-GAAP financial measures and related information, in that section of our Website under "Financial Results." An audio archive of the call will be available under "Webcasts and Presentations" through Friday, May 29, 2009.

About Thermo Fisher Scientific

Thermo Fisher Scientific Inc. (NYSE: TMO) is the world leader in serving science, enabling our customers to make the world healthier, cleaner and safer. With 2008 revenues of $10.5 billion, we have approximately 34,000 employees and serve over 350,000 customers within pharmaceutical and biotech companies, hospitals and clinical diagnostic labs, universities, research institutions and government agencies, as well as environmental and industrial process control settings. Serving customers through two premier brands, Thermo Scientific and Fisher Scientific, we help solve analytical challenges from routine testing to complex research and discovery. Thermo Scientific offers customers a complete range of high-end analytical instruments as well as laboratory equipment, software, services, consumables and reagents to enable integrated laboratory workflow solutions. Fisher Scientific provides a complete portfolio of laboratory equipment, chemicals, supplies and services used in healthcare, scientific research, safety and education. Together, we offer the most convenient purchasing options to customers and continuously advance our technologies to accelerate the pace of scientific discovery, enhance value for customers and fuel growth for shareholders and employees alike. Visit www.thermofisher.com.

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 2008, under the caption "Risk Factors," which is on file with the Securities and Exchange Commission and available in the "Investors" section of our Website under the heading "SEC Filings." Important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; general worldwide economic conditions and related uncertainties; dependence on customers' capital spending policies and government funding policies; the effect of exchange rate fluctuations on international operations; use and protection of intellectual property; the effect of changes in governmental regulations; the effect of laws and regulations governing government contracts; the effect of competing with certain of our customers and suppliers; and the effect of rapid changes in the healthcare industry. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today.

###

Consolidated Statement of Income (unaudited) (a)(b)(c)	Three Months Ended					
(In millions except per share amounts)		March 28, 2009	% of Revenues		March 29, 2008	% of Revenues
Revenues	$	2,255.1		$	2,554.0	
Costs and Operating Expenses:						
Cost of revenues (d)		1,338.4	59.3%		1,503.9	58.9%
Selling, general and administrative expenses		509.5	22.6%		541.6	21.2%
Amortization of acquisition-related intangible assets		145.3	6.5%		151.2	5.9%
Research and development expenses		58.2	2.6%		62.0	2.4%
Restructuring and other costs, net (e)		13.6	0.6%		4.9	0.2%
		2,065.0	91.6%		2,263.6	88.6%
Operating Income		190.1	8.4%		290.4	11.4%
Interest Income		5.3			10.1	
Interest Expense		(30.2)			(35.8)	
Other Income, Net (f)		2.0			7.5	
Income from Continuing Operations Before Income Taxes		167.2			272.2	
Provision for Income Taxes (g)		(18.3)			(42.1)	
Income from Continuing Operations		148.9			230.1	
Loss on Disposal of Discontinued Operations		—			(0.4)	
Net Income	$	148.9	6.6%	$	229.7	9.0%
Earnings per Share from Continuing Operations:						
Basic	$	.36		$	.55	
Diluted	$	.35		$	.53	
Earnings per Share:						
Basic	$	.36		$	.55	
Diluted	$	.35		$	.53	
Weighted Average Shares:						
Basic		417.7			417.5	
Diluted		425.3			436.1	
Reconciliation of Adjusted Operating Income and Adjusted Operating Margin						
GAAP Operating Income (b)	$	190.1	8.4%	$	290.4	11.4%
Cost of Revenues Charges (d)		—	0.0%		0.6	0.0%
Restructuring and Other Costs, Net (e)		13.6	0.6%		4.9	0.2%
Amortization of Acquisition-related Intangible Assets		145.3	6.5%		151.2	5.9%
Adjusted Operating Income (c)	$	349.0	15.5%	$	447.1	17.5%
Reconciliation of Adjusted Net Income						
GAAP Net Income (b)	$	148.9	6.6%	$	229.7	9.0%
Cost of Revenues Charges (d)		—	0.0%		0.6	0.0%
Restructuring and Other Costs, Net (e)		13.6	0.6%		4.9	0.2%
Amortization of Acquisition-related Intangible Assets		145.3	6.5%		151.2	5.9%
Amortization of Acquisition-related Intangible Assets – Equity Investments		0.7	0.0%		0.7	0.0%
Other Income, Net (f)		0.4	0.0%		(9.8)	-0.3%
Provision for Income Taxes (g)		(47.1)	-2.1%		(59.2)	-2.3%
Discontinued Operations, Net of Tax		—	0.0%		0.4	0.0%
Adjusted Net Income (c)	$	261.8	11.6%	$	318.5	12.5%
Reconciliation of Adjusted Earnings per Share						
GAAP EPS (b)	$	0.35		$	0.53	
Cost of Revenues Charges, Net of Tax (d)		—			—	
Restructuring and Other Costs, Net of Tax (e)		0.03			0.01	
Amortization of Acquisition-related Intangible Assets, Net of Tax		0.24			0.23	
Amortization of Acquisition-related Intangible Assets, Net of Tax – Equity Investments		—			—	
Other Income, Net of Tax (f)		—			(0.02)	
Provision for Income Taxes (g)		—			(0.02)	
Discontinued Operations, Net of Tax		—			—	
Adjusted EPS (c)	$	0.62		$	0.73	

Reconciliation of Free Cash Flow

GAAP Net Cash Provided by Operating Activities (b)	$	358.7	$	243.0
Net Cash Used in Discontinued Operations		0.2		0.2
Purchases of Property, Plant and Equipment		(51.2)		(54.1)
Proceeds from Sale of Property, Plant and Equipment		3.4		0.8
Free Cash Flow	$	311.1	$	189.9

Segment Data (h)

(In millions except percentage amounts)		Three Months Ended			
		March 28, 2009	% of Revenues	March 29, 2008	% of Revenues
Revenues					
Analytical Technologies	$	938.8	41.6%	$ 1,086.8	42.6%
Laboratory Products and Services		1,423.0	63.1%	1,568.8	61.4%
Eliminations		(106.7)	-4.7%	(101.6)	-4.0%
Consolidated Revenues	$	2,255.1	100.0%	$ 2,554.0	100.0%
Operating Income and Operating Margin					
Analytical Technologies	$	173.5	18.5%	$ 228.3	21.0%
Laboratory Products and Services		175.5	12.3%	218.8	13.9%
Subtotal Reportable Segments		349.0	15.5%	447.1	17.5%
Cost of Revenues Charges (d)		—	0.0%	(0.6)	0.0%
Restructuring and Other Costs, Net (e)		(13.6)	-0.6%	(4.9)	-0.2%
Amortization of Acquisition-related Intangible Assets		(145.3)	-6.5%	(151.2)	-5.9%
GAAP Operating Income (b)	$	190.1	8.4%	$ 290.4	11.4%

(a) On January 1, 2009, the company adopted FSP APB No. 14-1 and FSP EITF 03-6-1 concerning convertible debt accounting and the calculation of earnings per share, respectively. These rules require restatement of prior periods to conform to current accounting.

(b) "GAAP" (reported) results were determined in accordance with U.S. generally accepted accounting principles (GAAP).

(c) Adjusted results are non-GAAP measures and for income measures exclude certain charges to cost of revenues (see note (d) for details); amortization of acquisition-related intangible assets; restructuring and other costs, net (see note (e) for details); certain other gains or losses that are either isolated or cannot be expected to occur again with any regularity or predictability (see note (f) for details); the tax consequences of the preceding items (see note (g) for details); and results of discontinued operations.

(d) Reported results in 2008 include $0.3 for charges for sale of inventories revalued at the date of acquisition and $0.3 of accelerated depreciation on manufacturing assets to be abandoned.

(e) Reported results in 2009 and 2008 include restructuring and other costs, net, consisting principally of severance, abandoned facility and other expenses of headcount reductions within several businesses and real estate consolidations offset in part by a gain on the sale of a small business unit.

(f) Reported results in 2009 include a loss from an other-than-temporary decline in the fair market value of an available-for-sale investment. Reported results in 2008 include a $9.8 currency transaction gain associated with an intercompany financing transaction.

(g) Reported provision for income taxes includes i) $47.8 and $49.6 of incremental tax benefit in 2009 and 2008, respectively, for the pre-tax reconciling items between GAAP and adjusted net income; ii) in 2009, $0.7 of incremental tax provision from adjusting the company's deferred tax balances as a result of newly enacted tax rates in several jurisdictions; and iii) in 2008, $9.6 of incremental tax benefit from adjusting the company's deferred tax balances as a result of newly enacted tax rates in Switzerland.

(h) During the first quarter of 2009, the company transferred management responsibility for a product line between segments. Segment information for 2008 has been reclassified to reflect this transfer.

Notes:

Consolidated depreciation expense in 2009 and 2008 is $45.0 and $47.6, respectively.

Consolidated equity compensation expense included in both reported and adjusted results is $15.2 and $11.0 in 2009 and 2008, respectively.

Condensed Consolidated Balance Sheet (unaudited) (a)

(In millions)		Mar. 28, 2009		Dec. 31, 2008
Assets				
Current Assets:				
Cash and cash equivalents	$	1,561.1	$	1,280.5
Short-term investments		9.0		7.5
Accounts receivable, net		1,423.2		1,478.1
Inventories		1,161.7		1,171.4
Other current assets		364.4		408.4
Total current assets		4,519.4		4,345.9
Property, Plant and Equipment, Net		1,249.3		1,275.3
Acquisition-related Intangible Assets		6,230.6		6,423.2
Other Assets		370.6		367.9
Goodwill		8,663.2		8,677.7
Total Assets	$	21,033.1	$	21,090.0
Liabilities and Shareholders' Equity				
Current Liabilities:				
Short-term obligations and current maturities of long-term obligations	$	15.6	$	14.8
Other current liabilities		1,484.0		1,525.4
Total current liabilities		1,499.6		1,540.2
Other Long-term Liabilities		2,516.5		2,595.9
Long-term Obligations		2,011.1		2,003.2
Incremental Convertible Debt Obligation		13.4		24.2
Total Shareholders' Equity		14,992.5		14,926.5
Total Liabilities and Shareholders' Equity	$	21,033.1	$	21,090.0

(a) On January 1, 2009, the company adopted FSP APB No. 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement)." The rule requires restatement of prior periods to conform to current accounting.